UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
[Rule 13d-101]

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO SECTION 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO SECTION 240.13D-2(a)

(Amendment No. 2)

GAIN Capital Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36268W100

(CUSIP Number)

Master Global Assets Limited
c/o: Walkers Corporate Services (BVI) Limited
Walkers Chambers
171 Main Street
Round Town Tortola VG91110
British Virgin Islands

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☒

1.	Name of reporting person:
Master Global Assets Limited

2.	Check the appropriate box if a member of group
(a) ☐
(b) ☒
3.	SEC use only

4.	Source of Funds
WC

5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization:
British Virgin Islands

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 0
8.	Shared voting power: 4,534,690

9.	Sole dispositive power: 0
10.	Shared dispositive power: 4,534,690

11.	Aggregate amount beneficially owned by each reporting person:
4,534,690

12.	Check if the aggregate amount in row (11) excludes certain shares ☐

13.	Percent of class represented by amount in row (11): 12.91%

14.	Type of reporting person: OO

1.	Name of reporting person:
Michel Daher

2.	Check the appropriate box if a member of group
(a) ☐
(b) ☒
3.	SEC use only

4.	Source of Funds
PF

5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization:
Lebanon

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 0
8.	Shared voting power: 4,534,690 (1)
9.	Sole dispositive power: 0
10.	Shared dispositive power: 4,534,690 (1)

11.	Aggregate amount beneficially owned by each reporting person:
4,534,690

12.	Check if the aggregate amount in row (11) excludes certain shares ☐

13.	Percent of class represented by amount in row (11):
12.91%

14.	Type of reporting person: IN

(1)
Michel Daher, as Chairman and co-owner of Master Global Assets Limited (“MGAL”), may be deemed to beneficially own and hold shared voting and dispositive power with respect to the shares of Issuer’s Common Stock owned by MGAL.

1.	Name of reporting person:
Abdallah Daher

2.	Check the appropriate box if a member of group
(a) ☐
(b) ☒
3.	SEC use only

4.	Source of Funds
PF

5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization:
Lebanon

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 0
8.	Shared voting power: 4,534,690 (2)
9.	Sole dispositive power: 0
10.	Shared dispositive power: 4,534,690 (2)

11.	Aggregate amount beneficially owned by each reporting person:
4,534,690

12.	Check if the aggregate amount in row (11) excludes certain shares ☐

13.	Percent of class represented by amount in row (11):
12.91%

14.	Type of reporting person: IN
____________________________

(2)	Abdallah Daher, as a Director and co-owner of MGAL, may be deemed to beneficially own and hold shared voting and dispositive power with respect to the shares of Issuer’s Common Stock owned by MGAL.

Amendment No. 2 to Statement on Schedule 13D

This Amendment No. 2 to Statement on Schedule 13D (this “Amendment No. 2”) amends the Statement on Schedule 13D (the “Original Statement”) filed January 18, 2013, by Master Global Assets Limited (“MGAL”), Michel Daher and Abdallah Daher, as amended by the Amendment No. 1 to Statement on Schedule 13D filed February 12, 2013 (together with the Original Statement, the “Statement”).  For purposes of this Amendment No. 2 and the Statement, MGAL, Michel Daher and Abdallah Daher are sometimes referred to as a “Reporting Person” and collectively as the “Reporting Persons”.  Except as specifically amended by this Amendment No. 2, the Statement remains in full force and effect.  Capitalized terms used and not otherwise defined in this Amendment No. 2 have the meanings given to them in the Statement.  The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

The following Items of the Statement are amended as follows:

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated in its entirety as follows:

The aggregate purchase price for all shares of the Issuer’s Common Stock reported on the Statement (as amended by Amendment No. 2) (the “Subject Shares”) was approximately $22,675,862.00, which was provided from MGAL’s working capital.

Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety as follows:
(a)
See Items 11 and 13 of the cover pages to the Statement (as amended by Amendment No. 2) for the aggregate number and percentage of shares of Common Stock that may be deemed to be beneficially owned by each of the Reporting Persons. Collectively, the Reporting Persons may be deemed to beneficially own 4,534,690 shares, or 12.91%, of the Issuer’s Common Stock.  The Subject Shares are owned directly by MGAL.

(b)
MGAL, Michel Daher, as Chairman and co-owner of MGAL, and Abdallah Daher, as a Director and co-owner of MGAL, each may be deemed to have the shared power to vote or to direct the voting of and to dispose or direct the disposition of 4,534,690 shares of the Issuer’s Common Stock.

(c)	Set forth below is a summary of all transactions by the Reporting Persons in the Subject Shares during the past sixty days preceding the date of the Amendment No. 2:

Date	Transaction	Shares	Price Per Share
1/29/13	Sale	800	$4.27
1/30/13	Purchase	800	$4.24
2/4/13	Purchase	11,564	$4.29
2/5/13	Purchase	69,159	$4.47
2/6/13	Purchase	36,600	$4.48
2/7/13	Purchase	214,551	$4.52
2/8/13	Purchase	80,892	$4.50
2/13/13	Purchase	15,880	$4.38
2/14/13	Purchase	25,833	$4.49
2/15/13	Purchase	3,100	$4.46
3/1/13	Purchase	700	$4.34
3/4/13	Purchase	49,379	$4.40
3/5/13	Purchase	92,577	$4.55
3/5/13	Sale	6,900	$4.49
3/6/13	Purchase	3,409	$4.48
3/6/13	Sale	3,409	$4.45
3/7/13	Sale	104,317	$4.21
3/12/13	Purchase	344,422	$4.27
3/13/13	Purchase	805,031	$4.09
3/14/13	Purchase	87,219	$4.28

(d)	Not applicable.
(e)	Not applicable.

Item 7.	Material to Be Filed as Exhibits.
Exhibit 1.
Joint Filing Agreement dated January 18, 2013, among Master Global Assets Limited, Michel Daher and Abdallah Daher (incorporated herein by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons on January 18, 2013).

Exhibit 2.	Limited Power of Attorney for Section 13 and Section 16 Reporting Obligations dated March 13, 2013

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2013

MASTER GLOBAL ASSETS LIMITED MICHEL DAHER ABDALLAH DAHER

By:	/s/Eric J. Hall
Eric J. Hall, as attorney-in-fact for the above-referenced reporting persons